SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

MENTOR GRAPHICS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Without Par Value,
Having an Exercise Price of Greater than $25.00
(Title of Class of Securities)

587200106
(CUSIP Number of Class of Securities)

Dean Freed
Vice President and General Counsel
Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, OR 97070-7777
(503) 685-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Filing Person)

Copy to:
Stuart Chestler
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, OR 97204-1268
(503) 294-9500

CALCULATION OF FILING FEE
Transaction Valuation: $9,558,347*	Amount of Filing Fee: $1,911.67

______________________

*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 511,708 shares of common stock of Mentor Graphics Corporation having an aggregate value of $9,558,347 as of November 29, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
☒	Check box if any part of the fee is offset as provided by Rule 0-11a2 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,911.67 Form or Registration No.: Schedule TO	Filing Party: Mentor Graphics Corporation Date Filed: November 30, 2001
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Mentor Graphics Corporation (the “Company”) with the Securities and Exchange Commission on November 30, 2001 (the “Schedule TO”), to report the results of the offer by the Company to eligible option holders to exchange options to purchase common stock, without par value, that were granted and were outstanding under the Mentor Graphics Corporation 1986 Stock Plan, for new options to purchase shares of common stock to be granted by the Company upon the terms and subject to the conditions described in the Offer to Exchange (the “Offer to Exchange”) that was previously filed as Exhibit (a)(1) and related Option Exchange Election Form, previously filed as Exhibit (a)(2). This Amendment No. 1 is the final amendment to the Schedule TO.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m. Pacific Time on Monday, December 31, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 64,450 shares of the Company’s common stock, representing approximately 12.6% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options to purchase the same number of shares of common stock as the number of shares subject to the options that were accepted for exchange.

SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: January 8, 2002	MENTOR GRAPHICS CORPORATION

	By	/s/ DEAN FREED
Dean Freed Vice President, General Counsel and Secretary